SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Maria Gekko

Elena Korneyeva

Tropic Isle Building

P.O. Box 3443

Road Town, Tortola

British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204
1.	Names of Reporting Persons Nadash International Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ X ] [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5% or less
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5% or less
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5% or less*

12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

[X]

13.	Percent of Class Represented by Amount in Row (11)	5% or less

14.	Type of Reporting Person CO

* As further described in Item 4, Nadash International Holdings Inc. has ceased to be the beneficial owner of more than 5% of the Shares of the Issuer and, accordingly, this is an exit filing.

CUSIP No. 900111204
1.	Names of Reporting Persons Visor Investment Services Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[X] [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5% or less
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5% or less
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5% or less*

12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

[X]

13.	Percent of Class Represented by Amount in Row (11)
5% or less
14.	Type of Reporting Person HC

* As further described in Item 4, Visor Investment Services Limited has ceased to be the beneficial owner of more than 5% of the Shares of the Issuer and, accordingly, this is an exit filing.

Introductory Statement

This Amendment No. 2 on Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D filed on December 31, 2007 with the Securities and Exchange Commission (the “SEC”) by Nadash International Holdings Inc. (“Nadash”) and Visor Investment Services Limited (“Visor” and together with Nadash, the “Reporting Persons”) with respect to Ordinary Shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”), and Amendment No. 1 on Schedule 13D, filed January 30, 2008 (as so amended, the “ Existing Schedule 13D” and together with this Amendment, the “Schedule 13D”).  Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Schedule 13D.  Capitalized terms note defined in this Amendment have the meanings given to them in the Existing Schedule 13D or as incorporated by reference therein.

As further described in Item 4, Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer, and, accordingly, this is an exit filing.

Item 2.         Identity and Background

Item 2 of the Existing Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) – (c)  Nadash is a company formed under the laws of the British Virgin Islands.  The principal business address of Nadash is Tropic Isle Building, P.O. Box 3443, Road Town, Tortola, British Virgin Islands.  The principal business of Nadash is investments.  Nadash previously entered into the Sale and Purchase Agreement, dated November 29, 2007 (the “Original Purchase Agreement”), between Nadash and Alfa Finance Holdings S.A., a Luxembourg limited liability company (“Alfa Finance”), pursuant to which Nadash agreed to acquire from Alfa Finance 50% of the shares of Alfa Telecom Turkey Limited, a British Virgin Islands company (“Alfa Telecom Turkey”), a wholly-owned subsidiary of Alfa Finance.  On January 28, 2008, Nadash purchased such Alfa Telecom Turkey shares pursuant to the Original Purchase Agreement and, as contemplated thereby, Nadash entered into a shareholders agreement dated January 28, 2008 with Alfa Finance, Alfa Telecom Turkey and Sable Fiduciary Limited (“Sable”), as escrow agent (as amended, the “Original Shareholders Agreement”).  On March 17, 2009, Alfa Finance and Nadash agreed to terminate the Original Purchase Agreement and thus to unwind the purchase by Nadash of Alfa Telecom Turkey’s shares pursuant thereto and, as agreed between Alfa Finance, Nadash, Sable and Alfa Telecom Turkey, the relevant parties agreed to terminate the Original Shareholders Agreement.  At the same time, Nadash and Alfa Finance entered into (1) a Sale and Purchase Agreement, dated March 17, 2009 (the “Sale and Purchase Agreement”), pursuant to which Nadash purchased from Alfa Finance 1,610 shares in Alfa Telecom Turkey (representing 32.2% of the equity in Alfa Telecom Turkey); and (2) a Shareholders Agreement, dated March 17, 2009, to which Alfa Telecom Turkey and Henri Services Limited (“Henri”), a British Virgin Islands company, also are parties (the “Shareholders Agreement” and together with the Sale and Purchase Agreement, the “New Agreements”) relating to the management of Alfa Telecom Turkey.  The New Agreements are more fully described in Item 4 below and in the documents described therein, all of which is incorporated herein by reference.

Reference is made to such statements on Schedule 13D as have been filed with the Securities and Exchange Commission (“SEC”) by Alfa Finance, Alfa Telecom Turkey and/or any of their affiliates and related persons on November 25, 2005, as such statements have been amended to date and may be amended in the future (the “Alfa Schedule 13D”), for information regarding such entities, their respective beneficial ownership of the Shares, and any changes to such respective beneficial ownership of the Shares.  To the knowledge of the Reporting Persons and according to and as further detailed in the Alfa Schedule 13D, Alfa Telecom Turkey may be deemed to indirectly beneficially own 1,122,000,000.238 Shares of the Issuer.  In addition, reference is made to the Alfa Schedule 13D for information regarding the identity and background of the Cukurova Parties (as defined in the Alfa Schedule 13D), their relationships to and agreements and arrangements with the reporting persons identified in the Alfa Schedule 13D, as well as the respective beneficial ownership of Shares of the Cukurova Parties and any changes to such respective beneficial ownership of Shares.  The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons or any other person named in this Item 2 has beneficial ownership of any Shares held by Cukurova Parties (other than Turkcell Holding A.S., a Turkish company which directly holds the above-referenced Shares of the Issuer (“Turkcell Holding”)).  None of the Reporting Persons (i) is a party to the agreements and arrangements described in the Alfa Schedule 13D (except that Nadash is a party to the New Agreements) or (ii) has any direct beneficial ownership interest in any of the reporting persons identified in the Alfa Schedule 13D (except with respect to Nadash ownership in Alfa Telecom Turkey contemplated by the Purchase and Sale Agreement).  The Reporting Persons are not acting as a “group” with any of the Cukurova Parties within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 13-5(b)(1) thereunder.

The name, country of citizenship, business address and principal occupation of each director of Nadash is set forth on Annex A hereto, which is incorporated by reference in response to this Item 2.  Nadash does not have any officers.  All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Reporting Persons.

Visor is a company formed under the laws of the British Virgin Islands.  The principal business address of Visor is Tropic Isle Building, P.O. Box 3443, Road Town, Tortola, British Virgin Islands.  The principal business of Visor is investments.  Visor is the sole shareholder of Nadash, and in such capacity, may be deemed to be the beneficial owner of the Shares that Nadash may be deemed to beneficially own.  The name, country of citizenship, business address and principal occupation of each director of Visor is set forth on Annex A hereto.  Visor does not have any officers.

(d)           During the past five years, none of the Reporting Persons and no other person listed on Annex A in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons and no other person listed on Annex A in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of all of the individuals listed on Annex A in response to this Item 2 is set forth on Annex A hereto.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The funds in the amount of US$46,700,000 used by Nadash to purchase 32.2% of the shares of Alfa Telecom Turkey in accordance with the Sale and Purchase Agreement were obtained from the working capital of Visor.

Item 4.         Purpose of Transaction

The following new paragraph is added to Item 4 of the Existing Schedule 13D:

The information set forth in Item 2 is hereby incorporated by reference into this Item 4.  The description of the New Agreements contained in this Item 4 is qualified in its entirety by reference to the complete respective text and terms of the New Agreements, which are incorporated herein by reference.  Reference also is made to the Alfa Schedule 13D.  As a result of unwinding the earlier purchase by Nadash of shares of Alfa Telecom Turkey and termination of the Original Purchase Agreement and Original Shareholders Agreement, and entering into the Sale and Purchase Agreement and into the Shareholders Agreement, Nadash will indirectly beneficially own approximately 4.26% of the outstanding Shares of the Issuer and will cease to be required to file statements on Schedule 13D in respect of the Issuer.  The Reporting Persons are not acting as a “group” with any of the other shareholders in Alfa Telecom Turkey, Alfa Finance and Henri, within the meaning of Section 13(d)(3) of the Exchange Act, and SEC Rule 13-5(b)(1) thereunder.

An executed copy of the Sale and Purchase Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference to Exhibit B to Amendment No. 4 to Schedule 13D filed by Alfa Telecom Turkey, Alfa Finance and certain other parties with the SEC on March 19, 2009 (“Alfa Amendment No. 4”) containing such agreement.  An executed copy of the Shareholders Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference to Exhibit D to the Alfa Amendment No. 4 containing such agreement.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5.  Reference also is made to the Alfa Schedule 13D.

(a) – (b)  As a result of (i) the termination of the Original Purchase Agreement and the Original Shareholders Agreement and (ii) the transactions contemplated by the New Agreements, the Reporting Persons no longer will be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.  Accordingly, this is the final amendment to Schedule 13D and an exit filing.

(c)           Except as described in this Schedule 13D, there have been no transactions effected with respect to any Shares during the past 60 days by either of the Reporting Persons or any person listed on Annex A.

(d)           The Reporting Persons do not have any such knowledge.

(e)           The above response to this Item 5 (a)-(b) is incorporated by reference herein.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Existing Schedule 13D is supplemented with the information reported in response to Items 2 and 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7.         Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NADASH INTERNATIONAL HOLDINGS INC.

March 31, 2009
(Date)

/s/ Maria Gekko
(Signature)

Maria Gekko, Director
(Name and Title)

/s/ Elena Korneyeva
(Signature)

Elena Korneyeva, Director

VISOR INVESTMENT SERVICES LIMITED

March 31, 2009
(Date)

/s/ Maria Gekko

(Signature)

Maria Gekko, Director
(Name and Title)

/s/ Elena Korneyeva
(Signature)

Elena Korneyeva, Director

ANNEX A

Directors of Nadash International Holdings Inc.

Name/Citizenship	Principal Occupation	Business Address

Maria Gekko	Director of Visor Investment	Tropic Isle Building, P.O. Box 3443
(Russian Federation)	Services Limited	Road Town, Tortola, British Virgin Islands

Elena Korneyeva	Director of Visor Investment	Tropic Isle Building, P.O. Box 3443
(Kyrgyz Republic)	Services Limited	Road Town, Tortola, British Virgin Islands

Directors of Visor Investment Services Limited

Name/Citizenship	Principal Occupation	Business Address

Maria Gekko	Director of Visor Investment	Tropic Isle Building, P.O. Box 3443
(Russian Federation)	Services Limited	Road Town, Tortola, British Virgin Islands

Elena Korneyeva	Director of Visor Investment	Tropic Isle Building, P.O. Box 3443
(Kyrgyz Republic)	Services Limited	Road Town, Tortola, British Virgin Islands

EXHIBIT INDEX

Exhibit	Document

A

Joint Filing Agreement, dated as of December 31, 2007, by and between Nadash International Holdings Inc. and Visor Investment Services Limited, incorporated herein by reference to Exhibit A to the Statement on Schedule 13D filed by Nadash International Holdings Inc. and Visor Investment Services Limited with the Securities and Exchange Commission on December 31, 2007

B

Sale and Purchase Agreement, dated March 17, 2009, between Alfa Finance Holdings S.A. and Nadash International Holdings Inc., incorporated herein by reference to Exhibit B to Amendment No. 4 to the Statement on Schedule 13D filed by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation with the Securities and Exchange Commission on March 19, 2009

C

Shareholders Agreement, dated March 17, 2009, among Alfa Finance Holdings S.A., Nadash International Holdings Inc., Henry Services Limited and Alfa Telecom Turkey Limited, incorporated herein by reference to Exhibit D to Amendment No. 4 to the Statement on Schedule 13D filed by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation with the Securities and Exchange Commission on March 19, 2009